Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-209017

Ventas, Inc.	353 North Clark Street, Suite 3300	Chicago, Illinois 60654	(877) 4-VENTAS

Ventas Enables Existing Unitholder Redemptions by Filing of Two Registration Statements

Issuance of Ventas Stock Under Registration Statements Will Not Impact

Fully-Diluted Share Count

CHICAGO, January 19, 2016 — Ventas, Inc. (NYSE: VTR) (“Ventas” or the “Company”) said today that it has filed with the Securities and Exchange Commission (the “SEC”) an automatic shelf registration statement on Form S-3, relating solely to the sale, from time to time, of up to 1,118,525 shares of common stock that may be issued by Ventas upon redemption of Class C Partnership Units (“Class C Units”) of Ventas Realty Capital Healthcare Trust Operating, L.P., a subsidiary of Ventas (the “HCT OP”), by minority unitholders in the HCT OP.

Ventas also announced today that it has filed with the SEC an automatic shelf registration statement on Form S-3, relating solely to the sale, from time to time, of up to 2,075,709 shares of common stock that may be issued by Ventas upon redemption of Class A Partnership Units (“Class A Units”) of NHP/PMB L.P., a subsidiary of Ventas, by minority unitholders of NHP/PMB L.P.

The issuance of common stock under either registration statement will not increase or decrease the number of Ventas shares outstanding on a fully-diluted basis, nor will Ventas receive proceeds from such issuance. Under the terms of the partnership agreements for each of the HCT OP and NHP/PMB L.P., each Class C Unit and Class A Unit is redeemable, at the option of the unitholder, for shares of Ventas common stock based on a conversion formula set forth in the applicable partnership agreement.  Ventas may also elect to redeem Class C Units and Class A Units for a cash amount based on the trading price of Ventas common stock rather than for shares of Ventas common stock, pursuant to the terms of the applicable partnership agreement.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sales of these securities in any jurisdiction in which such offer, solicitation or sales would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company has filed registration statements (which include a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable prospectus in that registration statement and other documents that the Company has filed with the SEC, including any prospectus supplement, for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus and any accompanying prospectus supplement if you request it by contacting Ryan Shannon at (877) 4-VENTAS.

About Ventas

Ventas, an S&P 500 company, is a leading real estate investment trust. Its diverse portfolio of approximately 1,300 assets in the United States, Canada and the United Kingdom consists of seniors housing communities, medical office buildings, skilled nursing facilities, hospitals and other properties.

Through its Lillibridge subsidiary, Ventas provides management, leasing, marketing, facility development and advisory services to highly rated hospitals and health systems throughout the United States. More information about Ventas and Lillibridge can be found at www.ventasreit.com and www.lillibridge.com.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding the Company or its tenants’, operators’, borrowers’ or managers’ expected future financial condition, results of operations, cash flows, funds from operations, dividends and dividend plans, financing opportunities and plans, capital markets transactions, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, dispositions, acquisition integration, growth opportunities, expected lease income, continued qualification as a real estate investment trust (“REIT”), plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will”  and other similar expressions are forward-looking statements.  These forward-looking statements are inherently uncertain, and actual results may differ from the Company’s expectations. The Company does not undertake a duty to update these forward-looking statements, which speak only as of the date on which they are made.

The Company’s actual future results and trends may differ materially from expectations depending on a variety of factors discussed in the Company’s filings with the Securities and Exchange Commission.  These factors include without limitation: (a) the ability and willingness of the Company’s tenants, operators, borrowers, managers and other third parties to satisfy their obligations under their respective contractual arrangements with the Company, including, in some cases, their obligations to indemnify, defend and hold harmless the Company from and against various claims, litigation and liabilities; (b) the ability of the Company’s tenants, operators, borrowers and managers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness; (c) the Company’s success in implementing its business strategy and the Company’s ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions and investments, including investments in different asset types and outside the United States; (d) macroeconomic conditions such as a disruption of or lack of access to the capital markets, changes in the debt rating on United States government securities, default or delay in payment by the United States of its obligations, and changes in the federal or state budgets resulting in the reduction or nonpayment of Medicare or Medicaid reimbursement rates; (e) the nature and extent of future competition, including new construction in the markets in which the Company’s seniors housing communities and medical office buildings (“MOBs”) are located; (f) the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (g) increases in the Company’s borrowing costs as a result of changes in interest rates and other factors; (h) the ability of the Company’s operators and managers, as applicable, to comply with laws, rules and regulations in the operation of the Company’s properties, to deliver high-quality services, to attract and retain qualified personnel and to attract residents and patients; (i) changes in general economic conditions or economic conditions in the markets in which the Company may, from time to time, compete, and the effect of those changes on the Company’s revenues, earnings and capital sources; (j) the Company’s ability to pay down, refinance, restructure or extend its indebtedness as it becomes due; (k) the Company’s ability and willingness to maintain its qualification as a REIT in light of economic, market, legal, tax and other considerations; (l) final determination of the Company’s taxable net income for the year ending December 31, 2015; (m) the ability and willingness of the Company’s tenants to renew their leases with the Company upon expiration of the leases, the Company’s ability to reposition its properties on the same or better terms in the event of nonrenewal or in the event the Company exercises its right to replace an existing tenant, and obligations, including indemnification obligations, the Company may incur in connection with the replacement of an existing tenant; (n) risks associated with the Company’s senior living operating portfolio, such as factors that can cause volatility in the Company’s operating income and earnings generated by those properties, including without limitation national and regional economic conditions, costs of food, materials, energy, labor and services, employee benefit costs, insurance costs and professional and general liability claims, and the timely delivery of accurate property-level financial results for those properties; (o) changes in exchange rates for any foreign currency in which the Company may, from time to time, conduct business; (p) year-over-year changes in the Consumer Price Index or the UK Retail Price Index and the effect of those changes on the rent escalators contained in the Company’s leases and the Company’s earnings; (q) the Company’s ability and the ability of its tenants, operators, borrowers and managers to obtain and maintain adequate property, liability and other insurance from reputable, financially stable providers; (r) the impact of increased operating costs and uninsured professional liability claims on the Company’s liquidity, financial condition and results of operations or that of the Company’s tenants, operators, borrowers and managers, and the ability of the Company and the Company’s tenants, operators, borrowers and managers to accurately estimate the magnitude of those claims; (s) risks associated with the Company’s MOB portfolio and operations, including the Company’s ability to successfully design, develop and manage MOBs, to accurately estimate its costs in fixed fee-for-service projects and to retain key personnel; (t) the ability of the hospitals on or near whose campuses the Company’s MOBs are located and their affiliated health systems to remain competitive and financially viable and to attract physicians and physician groups; (u) the Company’s ability to build, maintain and expand its relationships with existing and prospective hospital and health system clients; (v) risks associated with the Company’s investments in joint ventures and unconsolidated entities, including its lack of sole decision-making authority and its reliance on its joint venture partners’ financial condition; (w) the impact of market or issuer events on the liquidity or value of the Company’s investments in marketable securities; (x) merger and acquisition activity in the seniors housing and healthcare industries resulting in a change of control of, or a competitor’s investment in, one or more of the Company’s tenants, operators, borrowers or managers or significant changes in the senior management of the Company’s tenants, operators, borrowers or managers; (y) the impact of litigation or any financial, accounting, legal or regulatory issues that may affect the Company or its tenants, operators, borrowers or managers; (z) changes in accounting principles, or their application or interpretation, and the Company’s ability to make estimates and the assumptions underlying the estimates, which could have an effect on the Company’s earnings; and (aa) the impact of the spin-off of Care Capital Properties, Inc. on the Company’s business.  Many of these factors are beyond the control of the Company and its management.

Contact:

Ventas, Inc.

Ryan Shannon

(877) 4-VENTAS